


**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

*RECEIVED MAR 02 2015*

| SEC FILE NUMBER |
|---|
| 8- 53614 |

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the
### Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/14___ AND ENDING ___12/31/14___
MM/DD/YY                  MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:   Steben & Company, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

__9711 Washingtonian Boulevard, Suite 400__
(No. and Street)

__Gaithersburg__      __MD__      __20878__
(City)         (State)        (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__Carl A. Serger__            __240-631-7610__
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__McGladrey LLP__
(Name – *if individual, state last, first, middle name*)

__One South Wacker Drive, Suite 800__    __Chicago__      __IL__      __60606__
(Address)               (City)            (State)       (Zip Code)

**CHECK ONE:**

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

| **FOR OFFICIAL USE ONLY** |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, _Carl A. Serger_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_Steben & Company, Inc._____ , as of _December 31_____ , 20_14_____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

Frederick County, Maryland

On this _24_ day of _FEB 2015_

_CARL SERGER_

personally appeared before me and acknowledged that he/she executed the foregoing instrument.

_____ , Notary Public

My Commission Expires___10/16/2017___

Notary Public

_____
Signature

_Chief Financial Officer_____
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*\*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Contents

 McGladrey

## Report of Independent Registered Public Accounting Firm

To the Stockholders
Steben & Company, Inc.
Gaithersburg, Maryland

We have audited the accompanying statement of financial condition of Steben & Company, Inc. (the Company) as of December 31, 2014, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Steben & Company, Inc. as of December 31, 2014, in conformity with accounting principles generally accepted in the United States.

*McGladrey LLP*

Chicago, Illinois
February 26, 2015

1

**Steben & Company, Inc.**

**Statement of Financial Condition**
**December 31, 2014**

| Assets | | |
|---|---|---|
| Cash | $ | 3,145,410 |
| Marketable securities, at fair value | | 6,687,910 |
| Receivable from Managed Funds | | 2,769,306 |
| Commissions receivable | | 68,587 |
| Investments in Managed Funds | | 1,216,890 |
| Property and equipment, net | | 1,256,899 |
| Other assets | | 372,222 |
| | | |
| Total assets | $ | 15,517,224 |

| Liabilities and Stockholder's Equity | | |
|---|---|---|
| Liabilities | | |
| Commissions payable | $ | 856,086 |
| Accounts payable and accrued expenses | | 1,568,698 |
| Total liabilities | | 2,424,784 |

| Stockholders' equity | | |
|---|---|---|
| Common stock (500,000 shares authorized, issued and outstanding, $0.002 par value) | | 1,000 |
| Additional paid-in capital | | 129 |
| Retained earnings | | 13,091,311 |
| Total stockholders' equity | | 13,092,440 |
| | | |
| Total liabilities and stockholders' equity | $ | 15,517,224 |

See Notes to Financial Statements.

**Steben & Company, Inc.**

## Notes to Statement of Financial Condition

### Note 1. Nature of Operations and Significant Accounting Policies

**Nature of Operations**

Steben & Company, Inc. (the Company) was incorporated in the State of Maryland in 1989, is registered as a broker-dealer and investment adviser with the Securities and Exchange Commission (the SEC), and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is also registered as an introducing broker and commodity pool operator with the Commodity Futures Trading Commission (the CFTC), and is a member of the National Futures Association (NFA).

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker-dealer, does not otherwise hold funds or securities for or owe money or securities to customers, and effectuates all financial transactions between the Company and its customers through one or more bank accounts, each designated as special account for the exclusive benefit of customers of the Company. Because the Company effects no financial transactions with customers as defined in Rule 15c3-3(a)(1), the Company does not maintain a special account.

The Company is the general partner and commodity pool operator of Futures Portfolio Fund, Limited Partnership (Futures), Seneca Global Fund, L.P. (Seneca) and Sage Fund Limited Partnership (Sage). The Company is the general partner for Steben Select Multi-Strategy Partners, L.P. (Select Partners), and serves as the investment manager for Steben Select Multi-Strategy Fund (Select), Steben Select Multi-Strategy Master Fund (Select Master) and Steben Managed Futures Strategy Fund (SMFF). Collectively, Futures, Seneca, Sage, Select, Select Master, Select Partners and SMFF are referred to as the Managed Funds. Sage closed in early 2014 and has returned all capital to its investors. The closure of Sage did not have a material impact on the Company.

**Significant Accounting Policies**

The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

*Consolidation:* The Company's investment in Seneca and Select Partners represents a capital investment as general partner. The Company is also the general partner of Futures and Sage, but does not maintain a capital account in either fund. Additionally, the Company has investments in Select, Select Master and SMFF. The Managed Funds' financial statements are not consolidated into the Company's financial statements pursuant to the FASB's consolidation guidance for general partners. Based on that guidance, the Company has concluded that consolidation of these investees is not required.

*Use of estimates:* Preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

*Cash:* Cash consists of balances held at banks.

**Steben & Company, Inc.**

**Notes to Statement of Financial Condition**

**Note 1. Nature of Operations and Significant Accounting Policies (continued)**

*Marketable securities:* In August 2014, the Company invested a portion of its cash in various short-duration bond mutual funds. These mutual fund investments are classified as trading securities. Trading securities are those that are bought and held primarily for sale within the Company's normal operating cycle. Marketable securities are carried at fair value.

*Investment in affiliated limited partnerships:* The Company's investment in Seneca represents an investment in general partner units of Seneca that is carried at fair value, with unrealized gains and losses reflected in the statement of income. Seneca is a Delaware limited partnership, which speculatively trades futures and over-the-counter contracts, including currency forwards, traded in the United States and internationally. The Company is required to maintain an interest in Seneca equal to the greater of 1 percent of aggregate capital contributions net of capital withdrawals to Seneca by all partners, or $25,000. At December 31, 2014, the minimum required interest in Seneca was $350,000.

The Company has invested in Select Partners, a Delaware limited partnership, which is a feeder fund for Select Master, a fund of hedge funds. The Company's investment is carried at fair value.

*Investment in closed-end funds:* The Company has invested in Select and Select Master. Select is a feeder fund for Select Master, a fund of hedge funds. The Company's investments in these funds are carried at fair value.

*Investment in open-end funds:* The Company has invested in SMFF, a mutual fund. The Company's investment in SMFF is carried at fair value.

*Managed Funds receivable and payable:* The Company's receivable from the Managed Funds represents fees due from the Managed Funds, as described in Note 3. Based on its historical collection pattern, the Company has not provided a reserve for uncollectible accounts.

As the general partner of FPF, the Company receives from FPF on an annual basis 1 percent of any net income earned by FPF. Conversely, the Company pays to FPF on an annual basis 1 percent of any net loss incurred by FPF. Such amounts are reflected as General Partner 1 percent allocation receivable or payable in the balance sheet.

**Property and Equipment:** Property and equipment are recorded at cost and are depreciated on a straight-line basis over their estimated useful lives. The estimated useful life of property and equipment other than leasehold improvements varies from three to seven years. Leasehold improvements are amortized over the shorter of the expected life of the improvements or the remaining lease term.

*Revenue recognition:* Management fees, selling agent fees, broker-dealer servicing fees, general partner 1 percent allocations and related expenses are recognized on the accrual basis.

*Income taxes:* No provision has been made for federal income taxes as the Company has elected to be taxed as an S corporation under the provisions of the Internal Revenue Code whereby income is taxable to the stockholder.

**Steben & Company, Inc.**

**Notes to Statement of Financial Condition**

**Note 1. Nature of Operations and Significant Accounting Policies (continued)**

The Company evaluates the tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined there are no material uncertain income tax positions for the year ended December 31, 2014.

The Company is generally not subject to examination by U.S. federal and state tax authorities for tax years before 2011.

*Incentive based compensation:* The Company has granted phantom unit awards to certain employees. The phantom units are linked to the value of the Company's common stock and are settled in cash upon vesting which occurs upon a change in control event. The Company accounts for phantom unit awards as liability-based awards; however, as the awards only vest upon a change in control event, no liability and compensation expense is recognized until the occurrence of a change in control event. In 2014, no phantom units were awarded and at December 31, 2014 there were approximately 100,000 outstanding phantom units.

*Subsequent events:* The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the financial statements were issued, noting none.

**Note 2. Fair Value of Financial Instruments**

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company uses valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

*Level 1:* Fair value is based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical instruments. The Company's marketable securities, as well as its investment in SMFF, are classified as Level 1.

*Level 2:* Fair value is based on quoted prices for similar instruments in active markets and inputs other than quoted prices that are observable for the financial instrument, such as interest rates and yield curves that are observable at commonly quoted intervals using a market approach. The Company held no Level 2 financial instruments as of December 31, 2014.

*Level 3:* Fair value is based on valuation techniques in which one or more significant inputs are unobservable. The Company's investment in general partner units of Seneca is valued based on published net asset values for limited partnership interests in Seneca. Redemption of the Company's investment in

**Steben & Company, Inc.**

**Notes to Statement of Financial Condition**

**Note 2. Fair Value of Financial Instruments (continued)**

Seneca is subject to minimum contribution requirements applicable to the Company as Seneca's general partner. This financial instrument is classified within Level 3. The Company's investment in general partner units of Select Partners and shares of Select and Select Master are valued based on published net asset values. These investments are classified as Level 3 because of the restrictions on the ability to redeem its interests in the near term.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

The Company values its investments marketable securities and SMFF at fair value, which is based on unadjusted quoted prices for identical securities.

The Company values its investment in Seneca, Select, Select Master and Select Partners at fair value which is based on its proportionate share of the fair value of the respective entities' underlying assets and liabilities and are classified within Level 3 of the fair value hierarchy due to redemption restrictions. The significant unobservable inputs used in the fair value measurement are (i) redemption restrictions and (ii) the lack of a market for general partner interests.

The following summarizes the Company's fair value hierarchy for financial assets measured at fair value on a recurring basis as of December 31, 2014:

| Description | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| ASSETS | | | | |
| Investments in: | | | | |
| Seneca Global Fund, L.P. | $ - | $ - | $ 836,216 | $ 836,216 |
| Steben Select Multi-Strategy Master Fund | - | - | 118,185 | 118,185 |
| Steben Select Multi-Strategy Fund | - | - | 119,840 | 119,840 |
| Steben Select Multi-Strategy Partners, L.P. | - | - | 29,951 | 29,951 |
| Steben Managed Futures Strategy Fund | 112,698 | - | - | 112,698 |
| Marketable securities | 6,687,910 | - | - | 6,687,910 |
| Total assets at fair value | $ 6,800,608 | $ - | $ 1,104,192 | $ 7,904,800 |

**Steben & Company, Inc.**

**Notes to Statement of Financial Condition**

**Note 2. Fair Value of Financial Instruments (continued)**

The Company assesses the level of the investment at each measurement date, and transfers between levels are recognized at the measurement date in accordance with the Company's policy regarding the recognition of transfers between levels of the fair value hierarchy. For the year ended December 31, 2014, there were no such transfers.

Substantially all of the Company's other assets and liabilities are considered financial instruments and are reflected at fair value or at carrying amounts that approximate fair value because of short maturity of the instruments.

**Note 3. Managed Funds**

As the general partner or investment adviser of the Managed Funds, the Company conducts and manages their respective businesses. The Company earns management fees that are based on a fixed percentage (up to 1.5 percent per annum) of the month-end net asset value of the Futures, Seneca, SMFF and Select Master. The Company also receives or pays a 1 percent allocation of any profits or losses, respectively, from Futures and Sage (the General Partner 1 percent allocation).

The Company earns selling agent fees and broker-dealer servicing fees in connection with the efforts to attract and retain investors, which are based on a fixed percentage (ranging from 0.2 percent to 2 percent annually) of the month-end net asset value of Futures and Seneca. The Company, in turn, pays substantially all of the selling agent fees to the respective selling agents.

The Company pays certain expenses on behalf of the Managed Funds. The Company earns an administrative or operating services fee ranging from 0.1 to 0.5 percent per annum of average month-end net assets from Futures, Select Master, Select Partners, Select and SMFF. Seneca reimburses the Company for administrative expenses, subject to a limit of 0.95 percent of average month-end net assets and offering expenses, subject to a limit of 0.75 percent of average month-end net assets.

Receivable from the Managed Funds at December 31, 2014, consists of:

|  | Receivable From |
|---|---|
| Management fees | $ 1,113,634 |
| Selling agent and broker-dealer servicing fees | 859,662 |
| General Partner 1 percent allocations | 538,285 |
| Receivable for reimbursable expenses | 245,175 |
| Offering expense | 12,550 |
|  | $ 2,769,306 |

**Steben & Company, Inc.**

**Notes to Statement of Financial Condition**

**Note 4. Property and Equipment**

At December 31, 2014, the summary of the major classes of depreciable assets were:

| | |
|---|---:|
| Furniture and fixtures | $ 524,257 |
| Office and computer equipment | 1,004,963 |
| Leasehold improvements | 834,444 |
| Total property and equipment, at cost | 2,363,664 |
| Accumulated depreciation and amorization | (1,106,765) |
| Total property and equipment, net | $ 1,256,899 |

**Note 5. Commitments and Contingencies**

The Company leases office space under a non-cancelable operating lease agreement that expires 2023. At December 31, 2014, minimum annual rental commitments, exclusive of additional payments that may be required for certain increases in operating costs, are as follows:

| | |
|---|---:|
| 2015 | $ 420,368 |
| 2016 | 430,877 |
| 2017 | 441,649 |
| 2018 | 452,668 |
| 2019 | 463,985 |
| Later years | 1,715,682 |
| Total | $ 3,925,229 |

In the ordinary course of business, the Company may be subject to various litigation and arbitration matters. Although the effects of these matters cannot be determined, the Company's management believes that their ultimate outcome will not have a material effect on the Company's financial position, results of operations, or net cash flows.

**Note 6. Indemnifications**

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. Management of the Company expects the risk of any future obligation under these indemnifications to be remote.

**Notes to Statement of Financial Condition**

### Note 7. SIMPLE Individual Retirement Account

The Company maintains a Savings Incentive Match Plan for Employees of Small Employers (SIMPLE) individual retirement account for the benefit of its employees. The Company matches contributions made by eligible employees up to a maximum of 3 percent of employee compensation, and all contributions are immediately vested.

### Note 8. Off-Balance-Sheet Risk and Concentration of Credit Risk

The Managed Funds engage in the speculative trading of U.S. and foreign futures, options on futures contracts and forward contracts (collectively, derivatives). The Managed Funds are exposed to both market risk, the risk arising from changes in the fair value of the contracts, and credit risk, the risk of failure by another party to perform according to the terms of a contract. Theoretically, the Managed Funds, and the Company as general partner, are exposed to market risk equal to the notional contract value of derivatives purchased and unlimited on derivatives sold short. The Managed Funds' trading of forward contracts in unregulated markets between principals also exposes the Managed Funds and the Company to the risk of loss from counterparty nonperformance.

The Company has established procedures to actively monitor the Managed Funds' market and credit risks. The Company does not anticipate nonperformance by these counterparties and has a policy of monitoring, as considered necessary, the creditworthiness of these counterparties.

The Company has cash on deposit with financial institutions that, at times, exceed federally insured limits. However, the Company does not believe that it is exposed to any significant credit risk.

### Note 9. Net Capital Requirements

The Company is subject to the minimum net capital requirements of the SEC and the CFTC. Under the SEC Uniform Net Capital Rule (Rule 15c3-1), the Company is required to maintain "net capital" equal to the greater of $5,000 or 6⅔ percent of "aggregate indebtedness," and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1 as these terms are defined. Under the CFTC Net Capital Requirements (Regulation 1.17), the Company is required to maintain "adjusted net capital," as this term is defined, equal to the greater of $45,000 or the amount required by its self-regulatory organization. "Net capital," "adjusted net capital," and "aggregate indebtedness" change from day to day, but as of December 31, 2014, the Company had net capital and net capital requirements of $6,961,500 and $161,652, respectively. The Company's net capital ratio was 0.35 to 1. The net capital requirements may effectively restrict, among other things, distributions to the stockholder.